SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Convio, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

21257W 105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21257W 105		13G

1.	Names of Reporting Persons Granite Ventures, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,338,929 shares of Common Stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,338,929 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,929 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 7.67% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13G is filed by Granite Ventures, L.P. (“Granite”), Granite Management, LLC (“GM LLC”) and Granite Ventures, LLC (“GV LLC”, collectively with Granite and GM LLC, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes 1,338,929 shares held by Granite.  GM LLC is the sole general partner of Granite, and owns no securities of the Issuer directly.  GV LLC is the sole manager of GM LLC, owns 6,856 shares directly, and shares voting and dispositive power over the shares held by Granite.  The information with respect to the ownership of Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2010.

(3)   This percentage is calculated based on 17,451,305 shares of the Issuer’s common stock outstanding (as of October 31, 2010), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 12, 2010.

CUSIP No. 21257W 105		13G

1.	Names of Reporting Persons Granite Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,338,929 shares of Common Stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,338,929 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,929 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 7.67% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)   This statement on Schedule 13G is filed by Granite Ventures, L.P. (“Granite”), Granite Management, LLC (“GM LLC”) and Granite Ventures, LLC (“GV LLC”, collectively with Granite and GM LLC, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes 1,338,929 shares held by Granite.  GM LLC is the sole general partner of Granite, and owns no securities of the Issuer directly.  GV LLC is the sole manager of GM LLC, owns 6,856 shares directly, and shares voting and dispositive power over the shares held by Granite.  The information with respect to the ownership of Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2010.

(3)   This percentage is calculated based on 17,451,305 shares of the Issuer’s common stock outstanding (as of October 31, 2010), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 12, 2010.

CUSIP No. 21257W 105		13G

1.	Names of Reporting Persons Granite Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,856 shares

	6.	Shared Voting Power 1,338,929 shares of Common Stock (2)

	7.	Sole Dispositive Power 6,856 shares

	8.	Shared Dispositive Power 1,338,929 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,785 shares of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 7.71% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)   This statement on Schedule 13G is filed by Granite Ventures, L.P. (“Granite”), Granite Management, LLC (“GM LLC”) and Granite Ventures, LLC (“GV LLC”, collectively with Granite and GM LLC, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes 1,338,929 shares held by Granite.  GM LLC is the sole general partner of Granite, and owns no securities of the Issuer directly.  GV LLC is the sole manager of GM LLC, owns 6,856 shares directly, and shares voting and dispositive power over the shares held by Granite.  The information with respect to the ownership of Common Stock of the Issuer by the persons filing this statement on Schedule 13G is provided as of December 31, 2010..

(3)   This percentage is calculated based on 17,451,305 shares of the Issuer’s common stock outstanding (as of October 31, 2010), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 12, 2010.

Introductory Note: This statement on Schedule 13G is filed by the Reporting Persons in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Convio, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer: Convio, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 11501 Domain Drive, Suite 200, Austin, Texas 78758

Item 2(a).	Name of Person Filing: Granite Ventures, L.P. Granite Management, LLC Granite Ventures, LLC
Item 2(b).	Address of Principal Business Office or, if none, Residence: One Bush Street, Suite 1350, San Francisco, CA 94104
Item 2(c).	Citizenship: Granite Ventures, L.P. – Delaware Granite Management, LLC – California Granite Ventures, LLC – California
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 21257W 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Granite Ventures, L.P.	1,338,929	0	1,338,929	0	1,338,929	1,338,929	7.67%

Granite Management, LLC (1)	0	0	1,338,929	0	1,338,929	1,338,929	7.67%

Granite Ventures, LLC (1)	6,856	6,856	1,338,929	6,856	1,338,929	1,345,785	7.71%

(1)   Granite Management, LLC is the sole general partner of Granite Ventures, L.P., and owns no securities of the Issuer directly.  Granite Ventures, LLC is the sole manager of Granite Management, LLC, owns 6,856 shares directly, and shares voting and dispositive power over the shares held by Granite Ventures, L.P.

(2)   This percentage is calculated based on 17,451,305 shares of the Issuer’s common stock outstanding (as of October 31, 2010), as set forth in the Issuer’s Form 10-Q as filed with the Securities and Exchange Commission (“SEC”) on November 12, 2010.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2011

GRANITE VENTURES, L.P.
BY: GRANITE MANAGEMENT, LLC
ITS: GENERAL PARTNER

BY: GRANITE VENTURES, LLC
ITS: MANAGER

/s/ Jackie Beterretche
Authorized Signer

GRANITE MANAGEMENT, LLC
BY: GRANITE VENTURES, LLC
ITS: MANAGER

/s/ Jackie Beterretche
Authorized Signer

GRANITE VENTURES, LLC

/s/ Jackie Beterretche
Authorized Signer

Exhibit(s):

A:	Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Convio, Inc. is filed on behalf of each of us.

Dated: February 8, 2011

GRANITE VENTURES, L.P.
BY: GRANITE MANAGEMENT, LLC
ITS: GENERAL PARTNER

BY: GRANITE VENTURES, LLC
ITS: MANAGER

/s/ Jackie Beterretche
Authorized Signer

GRANITE MANAGEMENT, LLC
BY: GRANITE VENTURES, LLC
ITS: MANAGER

/s/ Jackie Beterretche
Authorized Signer

GRANITE VENTURES, LLC

/s/ Jackie Beterretche
Authorized Signer